Exhibit 1.01

    Conflict Minerals Report of Sphere 3D Corp. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Sphere 3D Corp. (the "Company") for calendar year 2021 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (collectively the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract the manufacture of products that contain "Conflict Minerals" which are required for the functionality or production of such products. "Conflict Minerals" are defined specifically as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively, "3TG").

The Company and Its Products

The Company is a virtualization technology and data management solutions provider with a portfolio of products that are designed to address data continuum. The Company's products enable the integration of virtual applications, virtual desktops, and storage into workflow, to allow organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems and virtualization, and data management and storage.

For a further discussion of the Company's products, refer to the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

The Company's disk products that the Company contracts to manufacture contain Conflict Minerals that are necessary to the functionality or production of such products ("In-Scope Products").

Reasonable Country of Origin and Due Diligence Process

The Company undertook a commercially reasonable country of origin inquiry regarding the Conflict Minerals in its In-Scope Products.  This commercially reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo ("DRC") and/or one or more of the countries that share an internationally recognized border with the DRC (the "Covered Countries") and whether any of the Conflict Minerals may be from recycled or scrap sources.  The Company has also exercised due diligence on the source and chain of custody of the Conflict Minerals. In conducting its due diligence, the Company applied guidance from the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten ("OECD Framework"), an internationally recognized due diligence framework.

The Company's due diligence measures were based upon the Responsible Minerals Initiative ("RMI") initiative with the smelters and refiners ("SORs") of Conflict Minerals which provide those Conflict Minerals to suppliers. As a company in the business of providing unified data management and data protection solutions, the Company does not engage in the actual mining of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals and, makes no purchases in the Covered Countries. Therefore, the Company continues to rely upon its direct suppliers to provide information on the origin of Conflict Minerals contained in the In-Scope Products, including the sources of Conflict Minerals that are supplied to those suppliers from sub-tier suppliers.

The Company's due diligence measures included:

• determining which 3TG minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company worldwide;

• conducting a reasonable country of origin inquiry for "In Scope" product suppliers to ensure traceability throughout the Company's supply chain to establish the origin of 3TG minerals using the Responsible Minerals Initiative ("RMI") Conflict Minerals Reporting Template. The RMI Conflict Minerals Reporting Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on RMI's website;

• comparing supplier reported 3TG SORs to the SORs that are listed by RMI as either conformant with or active in the Responsible Minerals Assurance Process ("RMAP");

• identifying suppliers with incomplete survey data and sending follow-up inquiries to those suppliers; and

• identifying suppliers with reported 3TG SORs that are not participating in responsible sourcing initiatives such as the RMI RMAP which requirethe supplier to investigate that the the SORs which have contributed 3TG to the Company's products and, if so to transition from the non-conformant SORs.

Due Diligence Results

The Company contacted the 3TG direct suppliers for its In-Scope Products and requested that they complete the RMI Conflict Minerals Reporting Template. The Company received a majority of responses of its requests for information from these suppliers.

The Company does not have any reason to believe that the In-Scope Products are not in conflict (i.e., to contain necessary Conflict Minerals) that directly or indirectly are financed or will benefit an armed group in the Covered Countries based on the results of the Company's due diligence for the relevant period. However, due to the challenges of tracing a multi-tier supply chain and given that information was provided by certain of the Company's 3TG direct suppliers for the In-Scope Products, the Company cannot conclusively determine the countries of origin of Conflict Minerals in the Company's products. The Company has reached this conclusion as it does not have sufficient information to confirm with suppliers or other sources to conclude whether any Conflict Minerals in the In-Scope Products originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or from scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. Accordingly, the Company is unable to determine and describe all the 3TG facilities that were used to process the Conflict Minerals contained in its In-Scope Products or the countries of origin of the Conflict Minerals contained in those products.

The Company endeavored to determine the mine or location of the origin of the Conflict Minerals contained in the In-Scope Products with the greatest possible specificity by requesting that the suppliers of those products provide the Company with a completed questionnaire concerning the source of the Conflict Minerals in the components and products sourced from them.

Further Steps in the Company's Due Diligence Process

The Company intends to continue to undertake the following steps to improve the due diligence process and to gather additional information which will assist the Company to determine whether the Conflict Minerals it utilizes benefit armed groups contributing to human rights violations:

• conduct reviews and report annually on supply chain due diligence for the applicable Conflict Minerals;

• validate supplier responses using information collected from independent conflict free smelter validation programs such as the RMI RMAP; and

• repeat our request to suppliers that only 3TG SORs products be used are sourced in responsible sourcing initiatives such as the RMI RMAP.